Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Pressee
Serious Accident at the Total Petrochemicals Plant
in Gonfreville, France
Paris, August 4, 2009 — A serious accident occurred at the Total Petrochemicals plant in Gonfreville, France, at 9:14 a.m. on August 4 when, for reasons as yet unexplained, an empty sulfuric acid tank overturned during repairs. A Total Petrochemicals employee and two contractor employees were injured, two seriously.
Supported by the local fire and emergency services, Total Petrochemicals’ emergency responders provided first aid and transferred the injured to hospitals in Le Havre. One of three was discharged from hospital yesterday afternoon. Eight other people in a state of shock were treated at the site clinic, with the help of the firefighters.
The accident scene was secured by the teams. There is no threat to the environment. As a precaution, work being performed nearby was halted.
We wholeheartedly support the employees and families affected, share their concern and are closely monitoring the condition of the people injured.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com